Exhibit 99.4

GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

The following discussion and analysis of the results of operations and financial position of the Company for the nine months ending September 30, 2010 should be read in conjunction with the September 30, 2010 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 200 km2 (124 miles2)mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

The Company retained West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, to prepare a Preliminary Feasibility Study (“PFS”) which was filed on SEDAR on July 22, 2009. On Nov 30 2009 the Company’s securities were made subject to a cease trade order in British Columbia issued by the BC Securities Commission pending resolution of the BCSC’s technical staff’s comments on the PFS.”) The PFS has been amended to respond to their comments and it has been accepted and filed on SEDAR. The substance of the pertinent changes are outlined in the context of the press release as follows;

Getty Copper Inc is pleased to announce that the previous 43-101 Pre-Feasibility Study dated June 9, 2009 has now been amended and restated by West Coast Environmental and Engineering, as a result of a review by technical staff of the British Columbia Securities Commission. The following statements summarize and reconcile the amendments made to the Pre-Feasibility Report dated June 9, 2009 and are included in the final technical report dated May 3, 2010 that will be filed on www.sedar.com. The Report is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

Indicated and Inferred Mineral Resources were originally bounded within the original pit boundaries. The updated May 3, 2010 Pre-Feasibility Study has now updated the indicated and inferred resource to include all mineralization that had reasonable prospects for economic extraction under favourable economic conditions, thus resulting in an increase in both the Indicated and Inferred Mineral Resources. The Indicated Resource blocks within the preliminary pit design were designated as the Probable Mineral Reserves. The revised table below illustrate this. (the original June 9, 2009 resource is in parenthesis):

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

Table 1. Summary of Changes In Getty Indicated And Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	69.258 (49.691)	0.370 (0.397)	0.005
South	45.148 (36.870)	0.377 (0.405)	No Data
Total	114.406 (86.551)	0.373 (0.400)	---

Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	18.166 (8.089)	0.271 (0.419)	0.005
South	23.593 (14.008)	0.278 (0.314)	No Data
Total	41.759 (22.097)	0.275 (0.352)	---

There were no changes to the reserves estimated in the June 9, 2009 Pre-Feasibility Study. These are shown in Table 2.

Note to U.S. Investors concerning estimates of Indicated Resources. This section uses the term “indicated resources”. We caution U.S. investors that while this term are recognized and required by Canadian Securities Administrators pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves, as defined by the U.S. Securities and Exchange Commission.

Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We caution U.S. investors that while this term is recognized and required by Canadian Securities Administrators pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Securities Administration rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 2. Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

Further, there have been substantial recent swings in copper and molybdenum prices. The June 9, 2009 report used 60% of the 3 year trailing average and 40% of the 2 year forward average to project the copper metal price (US$3.29), and a deescalating molybdenum price based on a long term projected molybdenum prices (US$29.33 deescalating to US$14.75).

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

Due to the precipitous drop and subsequent gain in metal prices during late 2009 and early 2010, metal prices used were reviewed and changed using the original parameters. Accordingly, in the May 3, 2010 updated Pre-Feasibility Study, the long term copper price was dropped to US$2.99. Molybdenum pricing was reviewed and updated to an escalating future price using a price starting at US$18.00 escalating to US$22.35.

During the metal price review, the cash flow analysis was reviewed and changed as appropriate due to development of more accurate capital numbers and the appropriate change in contingency for those numbers. Table 3 identifies these amendments.

Table 3. Economic Criteria Update Summary.

Area	June 9, 2009	Current	Remarks

Mine Equip	$34,407,719	$42,638,050	Part of G&A not accounted for in original report
Mill	268,192,868	230,770,238	EPCM removed from mill costs
G&A	2,971,750	45,291,677	EPCM was included as part of General and Administration
Reclamation	17,830,500	7,277,278	Reduced by developing detailed use area
Working Capital	29,717,500	19,727,557	Based on approximately 3 months operating costs
Sub Total	353,120,337	345,704,800	Reduced mainly due to proper reclamation accounting and appropriate working capital
Contingency	88,280,084	39,541,957	The contingency was lowered based on detailed equipment quotes and reduction in Estimated costs
Total	$441,400,421	$385,246,757

Changes in contingency were also developed due to more detailed pricing that had been obtained after June 9, 2009. Thus the contingency utilized on equipment was lowered. Also, contingencies were removed from the reclamation bond and working capital as they are not contingency items. The reclamation bond was reduced due to better and more detailed information of the project and the actual costs associated with bonding in British Columbia. The working capital bond was lowered due to the operating cost changes when the proposed mining of the pits were changed and the Getty North Pit was proposed to be mined first to optimize molybdenum values.

In summation, the following represent the new May 3, 2010 updated NI 43-101 Pre-Feasibility Study pre tax NPV, cash flow, IRR, pre tax NPV’s calculated for 5% and 8% discount rates respectively.

  Projected Cash Flow – CAN $381Million

  Projected Internal rate of return – 10.85%

  Estimated net present value C$145.0 Million @ 5% Discount;C$58.8 Million @ 8% Discount

This press release has been prepared under the guidance of Craig Parkinson, P.Geo registered in British Columbia and a Qualified Person under NI 43-101 guidelines.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

The focus of the PFS is evaluating the potential viability of a cathode copper and molybdenum process plant. The PFS summarizes and integrates a large number of previous technical reports. The updated PFS confirms that the oxide and sulphide reserves of the Getty North Deposit could potentially be open-pit mined in conjunction with the Getty South oxide and sulphide reserves.

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

The price of copper has rebounded strongly from the slump in 2009 as a result of worldwide economic conditions. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to ($295,214) for the nine months ending September 30, 2010 from $71,284 at September 30, 2009, the decrease of $366,498 is a result general and administration expenses as well as the recognition of an indemnity payable to a director (see note 7 of the financial statements). The Company has no source of revenue other than funds raised through the issuance of stock, through private placement.

The Company’s total assets decreased during the nine months ending September 30, 2010 to $4,744,511 a decrease of $195,525 from September 30, 2009, due to funds being used to pay administrative expenses. The Company’s liabilities increased by $85,785. The increase in liabilities is a result of the interest incurred on the unpaid balance of an indemnity settlement with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors. The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement. The indemnity is expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the nine months ending September 30, 2010 decreased by $722,571 over the loss reported at September 30, 2009. General and administrative expenditures for the nine months ending September 30, 2010 decreased to $223,602 compared to $918,725 at September 30, 2009. The comparative decrease of $695,123 in administrative expenses between the nine months ending September 30, 2010 and 2009 is due a decrease in legal fees which in 2009 included the indemnity settlement, as explained in the above paragraph. The legal costs incurred during the nine months ending September 30, 2010 were primarily due to correspondence with the British Columbia Securities Commission, “BCSC” and Getty’s technical Qualified Persons and consultants in response to the BCSC questions and providing revisions to the Pre-Feasibility Report. The interest increase is due to the promissory note as described in the paragraph above for the indemnity settlement. Professional fees for the nine months ending September 30, 2010 $88,781 (2009 -$723,008) which include legal fees of $78,030 (2009 - $710,552) and $10,751 (2009 - $l2,456) in accounting fees.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

Selected Quarterly Information:

	September 30, 2010	September 30, 2009	December 31, 2009
Loss for the quarter	($84,048)	($131,619)	($165,245)
Loss for the nine months	($196,154)	(918,725)
Loss for the year ending			($1,083,970)
Loss per share:	($0.002)	($0.01)	($0.01)
Assets	$4,744,511	$4,940,036	$4,888,733

Summary of Quarterly Results

	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009	March 31 2009	Dec. 31 2008
Revenue	$27,448	$26,949	-	-	-	-	-	2,243
Loss before Other items	196,154	112,106	63,635	1,083,970	918,725	787,106	41,455	296,724
Net loss	196,154	112,106	63,635	1,083,970	918,725	787,106	41,455	296,724
Loss per share	$0.002	$0.001	$0.001	$0.013	$0.01	$0.01	$0.001	$0.004
Loss per share diluted	0.002	0.001	0.001	$0.012	$0.001	$0.009	$0.001	$0.004

During the nine months ending September 30, 2010, the Company incurred $124,511 in deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Pre-feasibility study	-	-	2,520	2,520	-	5,040
Geology	-	-	621	621	-	1,242
Other	24,984	22	47,955	40,154	5,114	118,229
Total exploration & development costs	$24,984	$22	$51,096	$43,295	$5,114	$124,511

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

During the nine months ending September 30, 2009, the Company incurred $51,237 in deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development

Pre-feasibility study	-	-	5,085	5,085	-	10,170
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482
Other	5,370	40	13,517	18,979	654	38,560
Total exploration & development costs	$5,370	$40	$19,843	$25,330	$654	$51,237

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production. All of the Company’s properties are late stage potential development projects (Getty North and Getty South) and exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties, except for the Getty North and Getty South deposits which are the subject of the West Coast Environmental Pre-Feasibility Study, until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of November 15, 2010, there are no share purchase warrants outstanding and if all the issued incentive stock options were exercised the number of shares outstanding would become 84,217,537.

Outlook

The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the nine months ending September 30, 2010, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $10,573 (2009- $10,597) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the nine months ending September 30, 2010, the Company paid $39,207 in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $4,500 office rent to Deborah Resources Ltd. and $22,500 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the nine months ending September 30, 2010, the company owed $600,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 7 of the September 30, 2010 Financial Statements. During the nine months ending September 30, 2010 the Company paid $23,574 (2009- $27,787) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of November 15, 2010, there were 80,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes). Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed. The Company has included these required disclosures in Note 13 to the financial statements.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures). Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included these disclosures in note 12 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of November 15, 2010, this action remains unresolved.

West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. This report was subsequently updated in May 2010 and has been filed on SEDAR. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits. The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted. The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone. The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods. Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South. The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28". The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997. The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project. A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
SEPTEMBER 30, 2010

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $7,800,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

Subsequent Events

On September 15, 2010 Getty announced a letter of intent (LOI) with EffiSolar Energy Corp., an affiliate of a large Chinese conglomerate, Zhejiang Guoguang Science and Technology Group (ZGSTG). The LOI contemplated ZGSTG receiving an option to earn into a joint venture involving the Getty North, South and West properties, whereby ZGSTG would be required to spend $5 million and be required source mine construction funding including any equity portion to earn a 51% interest in the properties. On Nov 26 Getty and ZGSTG signed an interim agreement whereby ZGSTG's affiliate would conduct geophysical work on the property to the extent of $420,000 and if the parties are unable to reach a definitive agreement by Dec 15, 2010, then either party can terminate the negotiations and Getty will acquire all rights to the geophysical work and will issue to ZGSTG's affiliate Effisolar Energy, shares at $0.30 each to maximum of $420,000 and the parties will then terminate their relationship. As of the date of filing of this report there can be no assurance given to investors that Getty and ZGSTG will be able to reach a definitive agreement based on the LOI or otherwise.

On November 15, 2010 Getty announced an intention to privately place 5 million common shares at $0.12 per share to a group of accredited investors. As of the date of this report there can be no assurance given to investors that the private placement will complete in whole or in part as it is subject to negotiation and execution of definitive financing agreements. If the placement proceeds, it is expected that insiders will participate to a significant extent, subject to TSX Venture Exchange approval.

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